Mail Stop 4-06

April 1, 2005

Henry P. Herms
Director, Chief Financial Officer
   and Vice President - Finance
CopyTele, Inc.
900 Walt Whitman Road
Melville, New York 11747

RE:		CopyTele, Inc. (file no. 033-86352)
			Form 10-K: for the Year Ended October 31, 2004 Form 10-K/A: for the Year Ended October 31, 2004
		Form 10-Q: For the Quarterly Period Ended January 31,
2005

Dear Mr. Herms,

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K/A for the Fiscal Year Ended October 31, 2004

Item 9A. Controls and Procedures, page 33

1. We note your statement that your chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "other than as described below." Given the exceptions noted, it remains unclear whether these officers have concluded that your disclosure controls and procedures are effective as of October 31, 2004. Please note that you should state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you may state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of these matters. Or, if true, you may state that, given the identified matters, your disclosure controls and procedures are not effective. It is not appropriate to state that your disclosure controls and procedures are effective except to the extent they are not effective. Supplementally, clarify for us the conclusions reached by your officers with respect to your disclosure controls and procedures in light of this guidance.

2. We note that you were informed of the existence of a material weakness by your auditors in connection with your 2004 audit and it appears that this weakness existed in prior periods while the fraud was occurring. Supplementally, indicate whether your certifying officers continue to believe that your disclosures under Item 9A of
Form 10-K and Item 4 of Form 10-Q are appropriate in your previously filed Exchange Act reports and the basis for their conclusions given these recent developments.


As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brent Watson, Staff Accountant, at (202) 824-5494, Mark Kronforst, Senior Staff Accountant, at (202) 824-5341 or me at
(202) 942-1800 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
							Senior Assistant Chief
Accountant
??

??

??

??

CopyTele, Inc.
April 1, 2005
Page 1 of 3